Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces Dividend

NEW YORK, NY, July 28, 2010 (MARKETWIRE) — China Metro-Rural Holdings Limited (the “Company”) today announced that its directors have declared a dividend (the “Dividend”) to its shareholders and set the Record Date for the Dividend to be 5 p.m. EDT, August 9, 2010. The Dividend is to be satisfied by way of distribution in specie of the equity interest in Man Sang International Limited (“MSIL”) held by the Company, representing approximately 494 million ordinary shares of MSIL.

This means that each shareholder as of the Record Date will receive approximately 7.7 ordinary shares of MSIL for every ordinary share held by them. No fractional shares of MSIL will be distributed and the Company will sell the remaining MSIL shares it holds after the Dividend in the open market in an orderly manner so that following such sales and the Dividend, the Company will no longer retain any equity interest in MSIL.

The Ex-Dividend Date will be set at August 24, 2010. For the purpose of clarity, the standard Ex-Dividend Date rules will apply. If a stockholder buys a dividend paying stock one day before the Ex-Dividend Date, you will still qualify for the Dividend. However, if you buy on the published date of the Ex Dividend, in this case August 24, 2010, you will not be eligible for the Dividend. Conversely, if you want to sell a share of stock and still receive a dividend that has been declared, you need to sell on (or after) the Ex- Dividend Day.

The date of payment for the Dividend to all qualifying shareholders will be August 23, 2010. New MSIL share certificates will be mailed directly to all shareholders of record by the Company’s Transfer Agent. In the interim, we advise all stockholders to contact their brokers to ensure their mailing information is updated and correct in order that stock certificates arrive at their proper destination.

For tax issues, please consult your tax consultant.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited, through Man Sang International Limited engages in the pearl and jewelry business and in selling and leasing of properties in the PRC related to the pearl and jewelry business and, through China Metro-Rural Limited is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2317 9888                     E-mail: ir-usa@man-sang.com